Exhibit 3
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For Immediate Release                                     26 October 2007




                              WPP Group plc ("WPP")


                               Director's Dealing



WPP was notified that on 25th October 2007, Mr Jeffrey Rosen, a Non-executive director of the Company purchased 800 WPP American Depository Receipts (ADR ) at a price of $67.199 per ADR. Mr Rosen's holding is now the equivalent of 12,000 WPP ordinary shares.

Contact:
Feona McEwan, WPP                                    T+44 (0)20 7408 2204
www.wpp.com
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